UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 67543 / July 31, 2012

Admin. Proc. File No. 3-14767

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                                                          :
In the Matter of   :
                                                          :
JETRONIC INDUSTRIES, INC.   :
(n/k/a NEW BASTION DEVELOPMENT, INC.)   :
_____:

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Jetronic Industries, Inc. (n/k/a New Bastion
Development, Inc.), and the Commission has not chosen to review the decision on its own
initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice, 1/ that the initial decision of the administrative law judge 2/ has become the final
decision of the Commission with respect to Jetronic Industries, Inc. (n/k/a New Bastion
Development, Inc.). The order contained in that decision is hereby declared effective. The
initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934,
the registration of the registered securities of Jetronic Industries, Inc. (n/k/a New Bastion
Development, Inc.), is revoked.

        For the Commission by the Office of the General Counsel, pursuant to delegated
authority.

                                        Elizabeth M. Murphy
                                        Secretary

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1/   17 C.F.R. § 201.360(d).

2/   Jetronic Industries, Inc. (n/k/a New Bastion Development, Inc.), Initial Decision
        Rel. No. 462 (June 25, 2012), __ SEC Docket ___.

INITIAL DECISION RELEASE NO. 462
ADMINISTRATIVE PROCEEDING
File No. 3-14767

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	
JETRONIC INDUSTRIES, INC. (n/k/a NEW BASTION DEVELOPMENT, INC.)	:	INITIAL DECISION AS TO JETRONIC INDUSTRIES, INC. (n/k/a NEW BASTION DEVELOPMENT, INC.)
LIONS PETROLEUM, INC. (n/k/a CHINA HONGXING AGRITECH, INC.)	:	June 25, 2012
MDI, INC., and	:	
MOBILEPRO CORP.	:	

APPEARANCES: Mark D. Lanpher and Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

John J. Phelan, III, P.A., for Jetronic Industries, Inc. (n/k/a New Bastion Development, Inc.)

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Jetronic Industries, Inc. (n/k/a New Bastion Development, Inc.) (New Bastion).[1] The revocation is based on New Bastion's failure to file required periodic reports with the Securities and Exchange Commission (Commission).

[1] This proceeding has ended as to the remaining Respondents. See Jetronic Indus., Inc. (n/k/a New Bastion Dev., Inc.), Exchange Act Release No. 66693 (Mar. 30, 2012).

I. INTRODUCTION

A. Procedural Background

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on February 23, 2012. New Bastion filed an Answer to the OIP on March 19, 2012. A prehearing conference was held on March 22, 2012, at which time the parties were granted leave to file motions for summary disposition.[2] The parties agreed that motions for summary disposition would be due on April 24, 2012, and opposition and reply briefs would be due on May 24 and May 31, 2012, respectively. The Division of Enforcement (Division) timely filed a Motion for Summary Disposition (Motion), and New Bastion filed a May 24, 2012, Memorandum in Opposition (Opposition).[3] In its Opposition, New Bastion stated that it was cross-moving for summary disposition. The Division filed a Reply Brief (Reply) on May 31, 2012. Briefing on these motions is now complete.

This Initial Decision is based on New Bastion's Answer to the OIP, the Division's Motion, New Bastion's Opposition, the Division's Reply, as well as the Commission's public official records concerning New Bastion, of which official notice is taken pursuant to Rule 323 of the Commission's Rules of Practice.[4] 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition

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[2] Citations to the transcript of the prehearing conference are noted as "Tr. __.".

[3] Filed with the Division's Motion was the Declaration of Neil J. Welch, Jr. (Welch Decl.), which includes nine exhibits (Div. Ex. 1 through Div. Ex. 9). The Division also filed a Supplemental Declaration of Neil J. Welch, Jr., on April 30, 2012, which includes one exhibit (Div. Ex. 10). Filed with New Bastion's Opposition were the Declarations of Elliot Bellen (Bellen Decl.) and Scott D. Salberg (Salberg Decl.). On May 29, 2012, New Bastion submitted a letter attaching copies of certain filings that were made with the Commission, specifically: (1) Forms 10-Q for the three quarters of 2010 and 2011 (Resp. Ex. A through Resp. Ex. F); (2) Forms 3 for Elliot Bellen, Francis Proto, and Patrick O'Keefe; and (3) Schedules 13D for Elliot Bellen and Patrick O'Keefe.

[4] New Bastion also moves for me to take official notice of certain documents filed with, or published by, the Commission, and certain public information concerning the bankruptcy proceeding of Jetronic Industries, Inc. (Jetronic), as detailed in its Opposition. Opposition, p. 2. Rule 323 of the Commission's Rules of Practice allows me to take official notice of any material fact which may be judicially noticed by a federal district court and any matter in the public official records of the Commission. Accordingly, I will grant New Bastion's motion and take official notice of the following: 1) New Bastion's filings made with the Commission available on the EDGAR database; 2) Forms 3 and Schedules 13D filed with the Commission by New Bastion's officers and directors available on the EDGAR database; 3) May 14, 2012, Commission press release entitled "SEC Microcap Fraud-Fighting Initiative Expels 379 Dormant Shell Companies to Protect Investors From Potential Scams"; and 4) public official records concerning Jetronic's bankruptcy proceeding, In re Jetronic Indus., Inc., No. 00-34611 (Bankr. E.D. Pa.).

pursuant to Rule 250 of the Commission's Rules of Practice. 17 C.F.R. § 201.250. The facts in New Bastion's pleadings have been taken as true, except as modified by stipulations or admissions made by New Bastion, by uncontested affidavits, or by facts officially noted. See id. All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

B. Allegations and Arguments of the Parties

The OIP alleges that New Bastion's securities are registered with the Commission pursuant to Section 12(g) of the Exchange Act and that New Bastion is delinquent in its periodic filings, having repeatedly failed to file timely periodic reports with the Commission. OIP, p. 1. The Division argues that New Bastion failed to file any required periodic reports between the period ended January 31, 2000, and September 30, 2009, and it has not filed its Form 10-K for the period ended December 31, 2011.[5] Motion, p. 2. The Division requests the revocation of the registration of New Bastion's securities. Id., pp. 17-18.

New Bastion argues that it is an active, ongoing corporation that has made substantial efforts to comply with the Commission's periodic filing requirements and revocation of its securities registration is therefore inappropriate. Answer, pp. 3-4. New Bastion acknowledges that it has been late to file required periodic reports and that some still remain to be filed, but asserts that its management has undertaken a major effort to bring the company into compliance. Id., pp. 1-2. New Bastion argues that the Commission should dismiss the allegations with respect to the failure to file required periodic reports from approximately 2000 through 2008 (the time period that Jetronic Industries, Inc. (Jetronic), was in bankruptcy) because it would be unduly burdensome, if not impossible, to prepare these historical reports and, ultimately, the reports would contain financial information that is wholly irrelevant to investors. Opposition, pp. 14-15. New Bastion also apparently objects to summary disposition of this case, and asserts that a hearing should be held prior to imposing any sanctions. Id., pp. 7-8.

II. FINDINGS OF FACT

New Bastion is a Pennsylvania corporation located in Royal Palm Beach, Florida, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). OIP, p. 1; Answer, p. 1. As of February 14, 2012, its stock (ticker symbol "NWBA") was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). OIP, p. 2; Answer, p. 1.

On December 29, 2008, New Bastion, previously a private company, merged with Jetronic, an Exchange Act Section 12(g) company. Motion, p. 2; Div. Ex. 1, p. 2; Bellen Decl.,

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[5] The Division notes that New Bastion's Form 10-K for the period ended December 31, 2011, was not delinquent as of the date of the OIP, but became delinquent shortly thereafter. Motion, p. 3 n.2.

p. 4.[6] Pursuant to a share exchange agreement, Jetronic acquired all outstanding capital stock of New Bastion, and New Bastion became the wholly-owned subsidiary of Jetronic. Div. Ex. 1, p. 2; Bellen Decl., p. 4. Jetronic subsequently changed its name to New Bastion. Bellen Decl., p. 4.

In November 2000, prior to the merger, Jetronic filed for bankruptcy in the U.S. Bankruptcy Court for the Eastern District of Pennsylvania. Id., p. 3. The bankruptcy proceedings continued until February 2008, when New Bastion purchased the corporate shell of Jetronic from the bankruptcy trustee. Id., pp. 3-4. During the time that it was in bankruptcy, Jetronic made no required periodic filings with the Commission. Id., p. 3; Div. Ex. 3.

On December 20, 2007, the Division of Corporation Finance sent a delinquency letter to Jetronic by certified mail, addressed to its president, at what appears to be the most recent address shown on the company's most recent filing with the Commission. Div. Ex. 2; Opposition, p. 13. This letter stated that Jetronic was not in compliance with the reporting requirements of Section 13(a) of the Exchange Act, and requested that Jetronic file all required reports within fifteen days. Div. Ex. 2. It also warned that failure to file all required reports within fifteen days may result in an administrative proceeding to revoke its registration pursuant to Section 12(j) of the Exchange Act – that is, the present proceeding. Id.

The record does not reflect whether Jetronic ever responded to the Commission's delinquency letter, and, to date, the required periodic filings from 2000 through 2008 have not been submitted to the Commission. Div. Ex. 3; Answer, p. 1. Elliot Bellen, CEO and Principal Accounting Officer of New Bastion, has stated that New Bastion's management was unaware of the delinquency letter, as well as Jetronic's reporting deficiencies at the time of the merger. Bellen Decl., pp. 2-3.

Following the merger, New Bastion filed Forms 8K containing financial statements for its fiscal years ended 2007 and 2008. Div. Exs. 1, 3, 5; Opposition, p. 14. The audited portions of these statements relate only to 2007, the year when New Bastion was a private company, and provide no information concerning Jetronic's historic business. Motion, pp. 3-4 n.3; Div. Exs. 1, 5; Opposition, p. 14. In November 2011, New Bastion filed Forms 10-K for the periods ended December 31, 2009, and December 31, 2010. OIP, p. 1; Answer, p. 1. New Bastion asserts that these Forms 10-K contain information regarding "subsequent events" and are current as of the dates they were filed in November 2011. Answer, p. 2. Respondent's 2010 10-K reported a net loss of $592,993 for the prior twelve months. OIP, pp. 1-2; Answer, p. 1.

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[6] In its Reply, the Division points out that neither the Bellen nor the Salberg Declaration was notarized and argues that they fail to meet the requirements for unsworn declarations under 28 U.S.C. § 1746. Reply, pp. 1-2. Section 1746 provides that an unsworn declaration can be substituted for a sworn declaration if it is in writing, signed and dated, and is subscribed as true under penalty of perjury. 28 U.S.C. § 1746. The Bellen and Salberg Declarations meet each of these requirements, and they shall therefore be treated as if they were sworn statements. That the Declarations do not use the precise language set forth in 28 U.S.C. § 1746 is of no consequence; the Bellen and Salberg Declarations set forth the required elements in "substantially" the same form, which is all that is required by Section 1746.

On February 23, 2012, the Commission issued the OIP and an order temporarily suspending trading in New Bastion's securities. Div. Ex. 4. In its Answer to the OIP, New Bastion states that it has hired accountants and that it is attempting to cure its delinquencies by filing quarterly reports for the fiscal years ended December 31, 2010, and December 31, 2011. Answer, p. 3; Motion, p. 3. New Bastion also states that it is in the process of completing its Form 10-K for fiscal year 2011, but it anticipates that it will have to file for an extension of time to complete it. Answer, p. 3. According to the Commission's EDGAR database, on April 16, 2012, New Bastion filed Forms 10-Q for the interim financial periods for fiscal years ended December 31, 2010, and December 31, 2011. Div. Ex. 3. It has not yet filed a Form 10-K for fiscal year 2011. Motion, p. 3; Div. Ex. 3.

On April 23, 2012, the Division spoke to New Bastion's auditor, Scott Salberg of Salberg & Company, P.A., who told the Division that his firm had been retained by New Bastion to prepare public company audits for fiscal years 2009 and 2010, but not for 2000 through 2008 or 2011. Welch Decl., p. 2. In its Opposition, New Bastion states that all work pertaining to its 2011 Form 10-K has been performed, but the company lacks the funds necessary to pay its auditor to certify the financial statements. Opposition, pp. 16-17. New Bastion concedes that no required periodic reports were filed for the period 2000 through 2008. Answer, p. 1; Opposition, p. 12.[7]

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, motion for reconsideration denied, Exchange Act Release No. 55876 (June 6, 2007), 90 SEC Docket 2419. There is no genuine issue of material fact that New Bastion failed to file any required periodic reports between the period ended January 31, 2000, and September 30, 2009. Accordingly, New Bastion violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

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[7] New Bastion argues that it filed a "Super 8-K" in January 2009, immediately following the merger, which detailed all information concerning New Bastion's business and finances, but provided no information concerning Jetronic's historic business because "there was nothing to report." Opposition, p. 14. In its Motion, the Division points out that New Bastion never obtained permission to file a modified or combined Exchange Act report from the Division of Corporation Finance's Office of Chief Accountant, the only office with authority to authorize such modifications, and therefore New Bastion's "Super 8-K" cannot take the place of required periodic disclosures. Motion, p. 16 n.7; see also Citizens Capital Corp., Initial Decision Release No. 433 (Sept. 23, 2011), 102 SEC Docket 46448, 46452-53, (holding that respondent's Form 10-K did "not comply with the reporting requirements of the Securities Act and Exchange Act" where respondent attempted to combine delinquent reports from approximately ten years into one report without receiving authorization from the Division of Corporation Finance), appeal docketed (Nov. 16, 2011).

In its May 24, 2012, Opposition, New Bastion cross moves for summary disposition. Opposition, p. 2. Specifically, New Bastion seeks dismissal of the Division's allegations regarding its failure to file required periodic reports from 2000 through 2008, and requests that it be afforded an opportunity for a hearing. Id. At the prehearing conference, the parties agreed that motions for summary disposition would be due by April 24, 2012. Tr., p. 5. The Division timely filed a motion for summary disposition; however, New Bastion did not move for summary disposition until it filed an Opposition on May 24, 2012, well outside of the agreed-upon deadline. Although New Bastion's motion is untimely and could be rejected on that basis alone, I will address the merits of New Bastion's arguments for the sake of completeness.

First, New Bastion appears to object to summary disposition of this case, arguing that it is entitled to a hearing prior to the imposition of sanctions. Opposition, pp. 7-8. New Bastion cites to Section 12(j) of the Exchange Act, which provides that suspension or revocation of a class of securities may be had "if the Commission finds, on the record *after notice and opportunity for hearing*, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder." 15 U.S.C. § 78l(j) (emphasis added); Opposition, p. 8.

It is well established that Section 12(j) cannot be read in isolation, but must be read in combination with Rule 250 of the Commission's Rules of Practice, which provides that a hearing officer may grant a motion for summary disposition, and dispose of a case prior to a hearing, "if there is no genuine issue with regard to any material fact and the party making the motion is entitled to a summary disposition as a matter of law." 17 C.F.R. § 201.250(b). The Commission has expressly rejected the argument that summary disposition of a case prior to a hearing violates due process. See Jose P. Zollino, Exchange Act Release No. 55107 (Jan. 16, 2007), 89 SEC Docket 2598, 2607 ("Our rules do not mandate the holding of an evidentiary hearing."); see also Kornman v. SEC, 592 F.3d 173, 182 (D.C. Cir. 2010).

Because Respondent has conceded that it has not made the required periodic filings from 2000 through 2008, it has not demonstrated the existence of a genuine issue of material fact with regard to whether it is in compliance, and summary disposition, prior to a hearing, is therefore appropriate in this case. See Answer, p. 1; Opposition, p. 12; see also Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225 (upholding the use of summary disposition by an Administrative Law Judge where respondent conceded that it failed to make required periodic filings under Exchange Act Section 13(a)); Chemfix Tech. Inc., Initial Decision Release No. 378 (May 15, 2009), 95 SEC Docket 16944 (granting summary disposition in a 12(j) action and assessing sanctions against respondent); Bilogic, Inc., Initial Decision Release No. 322 (Nov. 9, 2006), 89 SEC Docket 885 (same).

Next, New Bastion appears to argue that the Division's institution of this administrative proceeding was improper because it did not receive a Wells Notice or any other type of warning prior to the filing of the OIP on February 23, 2012. Opposition, p. 5. Section 12(j) of the Exchange Act gives the Commission the authority to suspend or revoke the registration of a security "by order," if the issuer has failed to comply with the periodic filing requirements. 15 U.S.C. § 78l(j). There is no requirement in Section 12(j) that the Commission issue a Wells Notice prior to instituting proceedings. Furthermore, there is evidence that a delinquency letter was sent to Jetronic on December 20, 2007, approximately two months prior to New Bastion's purchase of the company. Div. Ex. 2; Bellen Decl., pp. 2-4. While New Bastion contends that its management was unaware of the filing deficiencies at the time of the merger, Jetronic's filing history was publicly available on the Commission's EDGAR database, and there is no indication that New Bastion was prevented from reviewing Jetronic's reporting history prior to the merger. Bellen Decl., pp. 2-3; Div. Ex. 3.

New Bastion argues that by holding it liable for failure to file the required periodic reports from 2000 through 2008, the Division is taking a "mechanistic approach to shareholder disclosure," that is "unworthy of an agency devoted to truthful and accurate disclosure instead of mindless checking off of items on a list." Opposition at 15. New Bastion contends that "no useful information" will be gained by preparing these reports because no business was conducted during this time and no shareholder or potential investor lacks any information which these reports would provide. Id., pp. 14-15. Contrary to New Bastion's argument, that Jetronic did not conduct any business during these years is in fact a significant piece of information for investors. Investors are entitled to information regarding the activities of a company, or lack thereof, in the form that they are expecting – i.e., required periodic reports filed with the Commission and available on the EDGAR database.

Further to that point, New Bastion argues that any business Jetronic conducted prior to the merger, was "rendered entirely irrelevant to any investor in the combined companies since [the business] entirely disappeared in the [merger] transaction." Bellen Decl., p. 8. As evidence, Respondent points to a February 20, 2008, Order of the Bankruptcy Court authorizing the purchase of Jetronic's corporate shell, which provides that the shell was purchased "free and clear of all tax liabilities, liens, claims, encumbrances, and security interests of any type whatsoever." Id., pp. 7-8; Answer, p. 2; In re Jetronic Indus., Inc., No. 00-34611 (E.D. Bankr. Feb. 20, 2008) (unpublished order). Respondent, however, misses the mark with this argument. Periodic reporting is intended to give investors access to relevant information throughout a public company's existence, and it is not for the reporting company to determine which information (from what time period) is relevant to an investor.[8]

According to New Bastion, it would be "literally impossible" to prepare the required reports for 2000 through 2008 because there are no financial records that correspond to that time period. Opposition, p. 15. New Bastion's auditor, Scott Salberg, states that his firm participated in auditing the transaction by which New Bastion was acquired by Jetronic in 2008, and that he has never seen business records for the time that Jetronic was in bankruptcy. Salberg Decl., pp. 1-2. Mr. Salberg asserts that his firm would be unable to audit or certify any periodic reports created for 2000 through 2008 without access to business records or Jetronic's prior management. Id., p. 2. Even assuming these assertions are true, it is entirely New Bastion's

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[8] Respondent fails to point out another relevant, and potentially more revealing, provision contained in the February 20, 2008, Order (Order). Namely, Paragraph 18, which provides that the "buyer" in the transaction (defined in the Order as New Bastion) received shares as part of the purchase "as is" and "with no representations or warranties of any kind," including warranties regarding the "adequacy or timeliness of filing requirements whether state, federal or SEC." In re Jetronic Indus., Inc., No. 00-34611 (E.D. Bankr. Feb. 20, 2008) (unpublished order).

fault that it does not have access to the necessary records. New Bastion should have performed its due diligence on Jetronic's history of compliance with the securities laws prior to the merger.

Furthermore, even assuming I were to accept New Bastion's argument that the allegations relating to the years 2000 through 2008 should be dismissed, New Bastion has nonetheless had a less than exemplary record of compliance with the periodic reporting requirements since 2008. At the time the OIP was issued, New Bastion had filed Forms 10-K for the periods ending December 31, 2010, and December 31, 2009; however, it was not until after the OIP was issued that New Bastion filed its past-due quarterly reports for 2010 and 2011. Answer, pp. 1, 3; Motion, p. 3. New Bastion concedes that it has not yet filed its Forms 10-Q for 2009, and that it does not have the funds necessary to pay its auditor to certify the financial statements for its 2011 Form 10-K or Form 10-Q for the first quarter of 2012. Opposition, pp. 16-17. Despite its efforts, New Bastion is still not in compliance.

New Bastion further argues that its registration should not be revoked because it is not a "dormant shell" or a "pump and dump" company with the potential to be hijacked by fraudsters – the type of company that is the intended target of the Commission's 12(j) cases. Opposition, pp. 6-7. Respondent in Gateway Int'l Holdings, Inc., raised a similar argument in its appeal to the Commission of an Administrative Law Judge's decision revoking the registration of its securities. Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 443-44. The Commission rejected respondent's argument and reasoned that even if the company was a substantial and profitable business, it nonetheless ceased filing periodic reports for nearly two years, and "the problem remain[ed] that existing and potential investors still cannot evaluate the company's profitability . . . because . . . [they] do not have access to accurate, complete, and timely reports." Id. at 444. For the same reasons that the Commission articulated in Gateway, New Bastion's argument in this case must be rejected. New Bastion has not timely filed required periodic reports and it is of no significance that it is not a shell company. See Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13500 (rejecting respondent's argument that revocation is inappropriate when respondent is not a shell company).

Finally, New Bastion contends that deregistration of its securities would cause substantial harm to its current shareholders and its market makers, and therefore revocation would not be for the protection of investors. Answer, p. 4. If its registration is revoked, New Bastion argues, the price of its shares would drop and it would be "virtually impossible" for shareholders to sell their holdings at any price. Id. Further, all of the resources the company has expended in attempting to bring its securities filings up to date would be wasted. Id. The Commission rejected similar arguments in both Gateway and Nature's Sunshine. The Commission reasoned that "harm to existing shareholders is not the determining factor in evaluating whether an issuer's securities should be revoked," and, in fact, "existing and prospective shareholders alike are harmed" when a company fails to make its required periodic filings. Nature's Sunshine Prods., Inc., 95 SEC Docket at 13500.

There is no genuine issue of material fact that New Bastion failed to file any required periodic reports between the period ended January 31, 2000, and September 30, 2009.

Therefore, New Bastion violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

IV. SANCTION

In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway, 88 SEC Docket at 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

New Bastion's violations are serious in that failure to file required periodic reports violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. Id. at 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977).

New Bastion's violations are recurrent. New Bastion failed to file any required periodic reports between the period ended January 31, 2000, and September 30, 2009. The Commission has found reporting violations for durations significantly shorter than New Bastion's to be recurrent. See Nature's Sunshine Prods., Inc., 95 SEC Docket at 13495 (respondent failed to file seven required periodic reports due over a two-year period); Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6252 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Furthermore, New Bastion has failed to make any requests for an extension of time to submit these periodic filings; the last request for an extension having been made on September 14, 2000. Motion, p. 9. New Bastion's repeated failure to file required periodic reports over a period of approximately eight years is recurrent.

New Bastion is culpable for failing to file its required periodic reports. New Bastion argues that it cannot be held liable for the failures to file that occurred during the pendency of the bankruptcy proceeding because the Bankruptcy Trustee could have filed the reports or the Commission could have taken steps to revoke Jetronic's registration. Opposition, p. 13. The Commission has, however, rejected the argument that "an issuer cannot be held accountable for filing delinquencies if the delinquencies resulted from the acts of a third party." Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379, 43386-87 (rejecting respondent's argument that it was not responsible for filing deficiencies because another company controlled its transfer agent and its records); see also Eagletech Commc'ns, Inc., 88 SEC Docket at 1227-28. Accordingly, Respondent cannot shift responsibility for the filing deficiencies to either the Trustee or the Commission and it is, therefore, culpable.

Similarly, New Bastion cannot absolve itself of liability by arguing that it was unaware of the filing deficiencies. Scienter is not required to establish an issuer's liability under Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. Nature's Sunshine Prods., Inc., 95 SEC Docket at 13496. Moreover, no explanation is offered as to why management was unaware, and its lack of awareness is difficult to understand given that the company's reporting history is publicly available on the Commission's EDGAR database. By merging with Jetronic, New Bastion received the benefit of immediately possessing Jetronic's publicly traded securities. New Bastion could have filed a new registration statement with the Commission to become a public company, but it did not, and, accordingly, it cannot now disclaim knowledge of Jetronic's delinquencies. See America's Sports Voice, Inc., 90 SEC Docket 879 (Commission held respondent liable for failure to file periodic reports that occurred both before and immediately following a reverse merger where respondent argued that it had conducted no business prior to the merger).

New Bastion has attempted to remedy its past violations by filing Forms 10-Q for the interim fiscal periods for years ended December 31, 2010, and December 31, 2011. Div. Ex. 3; Opposition, p. 16. This is an "important factor" to consider in evaluating the need for revocation. e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 83 SEC Docket 3586, 3592. However, unlike the registrant in e-Smart, New Bastion has not represented that it intends to remedy all of its past filing deficiencies and bring itself into full compliance. See id. at 3598. In fact, New Bastion has argued that it would be "extremely burdensome" and "impossible" to resolve deficiencies for the years 2000 through 2008 because no business was conducted and management has not seen financial records from that time and do not know if any exist. Opposition, pp. 14-15; Bellen Decl., p. 7; Salberg Decl., p. 2. Further, although Respondent represents that it intends to file Forms 10-Q for fiscal year 2009, it admits that it does not currently have the funds to do so. Bellen Decl., p. 8. New Bastion's efforts to remedy its past violations are accordingly inadequate, and do not significantly mitigate its misconduct. [9]

New Bastion's efforts to ensure future compliance and its assurances against future violations are similarly inadequate. New Bastion has not yet filed its Form 10K for fiscal year 2011, which was due on March 30, 2012, nor has it filed its Form 10-Q for the first quarter of

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[9] On May 29, 2012, New Bastion's officers and directors submitted Forms 3 and Schedules 13D to the Commission, apparently in response to the claim made in the Division's Motion that New Bastion's officers and directors had failed to comply with Exchange Act Sections 13(d) and 16(a), and the rules thereunder. Motion, pp. 10-14. While it is true that these recent filings certainly do not harm New Bastion's position, in light of the company's otherwise inadequate efforts to remedy its past violations, the recent attempt at compliance by New Bastion's officers and directors is insufficient to mitigate New Bastion's conduct. I have not considered the Division's arguments regarding uncharged conduct by New Bastion's officers and directors, and New Bastion's motion to strike discussion of such conduct in the Division's motion is therefore denied as moot.

2012.[10] Bellen Decl., p. 8. Respondent represents that these filings have already been prepared, but that it lacks funds to pay the auditors to certify the financial results. Id., p. 9; Opposition, pp. 16-17. Indeed, New Bastion asserts that because its primary business is in the real estate market in Northwestern Florida, the company has suffered economically as a result of the "explosion of the Deep Water Horizon/BP oil rig in the Gulf of Mexico." Bellen Decl., p. 5. While New Bastion anticipates receiving compensation as part of the claim resubmission process agreed upon in the BP settlement (the resubmission process was tentatively scheduled to begin on June 4, 2012), New Bastion did not, and perhaps cannot, offer specifics as to when it expects to receive the funds and come into compliance with the reporting requirements. Id.

More importantly, the Division has stated that Scott Salberg, New Bastion's auditor, has informed the Division that while his firm was retained by New Bastion to prepare audits for the company's financial statements for fiscal years 2009 and 2010, it has not been retained to audit New Bastion's financial statements for the period ended December 31, 2011, or Jetronic's financial statements for 2000 through 2008. Welch Decl., p. 2. New Bastion has also conceded that it has not filed a request for an extension of time to file its 2011 10-K or 2012 10-Q because it cannot honestly represent that the filings will be made within fifteen days of the extension, as required. Opposition, p. 17. Thus, New Bastion fails to provide adequate assurances against future violations.

In sum, because of New Bastion's failure to file any required periodic reports between the period ended January 31, 2000, and September 30, 2009, the investing public does not have access to New Bastion's complete past and current financial information, and there is insufficient assurance that New Bastion will cure these deficiencies. Respondent has suggested that an adequate sanction would be to suspend trading in its shares until it files its Form 10-K for fiscal year 2011, and Form 10-Q for the first quarter of 2012. Id., pp. 20-21. However, neither a suspension of trading nor a suspension of its registration for a period of twelve months is an appropriate disposition based on the facts and the law as they have been set forth above. Rather, revocation of the registration of New Bastion's registered securities will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act.

While New Bastion has, to date, made strides toward remedying its past violations, the investing public still does not have access to past and current audited financial information, and the date when this will occur cannot be predicted.

V. ORDER

It is hereby ORDERED that the Division's Motion is GRANTED and New Bastion's Opposition, construed as a cross-motion for summary disposition, is DENIED.

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[10] Delinquencies arising subsequent to the issuance of the OIP may be considered in assessing the appropriate sanction. Chemfix Tech., Inc., 95 SEC Docket at 16951 (citing Gateway Int'l Holdings, Inc., 88 SEC Docket at 440 n.30.).

It is further ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the REGISTRATION of the registered securities of Jetronic Industries, Inc. (n/k/a New Bastion Development, Inc.), is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. <u>See</u> 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Cameron Elliot
Administrative Law Judge

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